FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	_______	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	_______	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	_______	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1	Press Release dated December 21, 2004, entitled, “Extension of Repurchase Programme.”

Banco Santander Central Hispano, S.A.

December 21, 2004

FOR IMMEDIATE RELEASE

Banco Santander Central Hispano, S.A. (“Banco Santander”)

Extension of Repurchase Programme

The following announcement was made by Banco Santander in Spain today:

“Banco Santander Central Hispano, S.A. (“Banco Santander”) hereby announces that its Board of Directors, at a meeting held yesterday, has resolved to extend until 31st March 2005 the duration of the share repurchase programme notified by a Material Fact announcement on 26th July 2004 and referring to the acquisition, net of sales, of up to 190 million shares.

The rest of the conditions of the repurchase programme remain unchanged.

The interruption of, or any subsequent modification to, the programme will be duly notified to the CNMV through a Material Fact announcement.

Boadilla del Monte (Madrid), 21st December 2004”

Enquiries:

Banco Santander
Keith Grant (Head of International Media)	+ 34 91 289 5206
Peter Greiff	+ 34 91 289 5207

Maitland
Martin Leeburn	+ 44 20 7379 5151

Philip Gawith

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: December 22, 2004	By: /s/ José Antonio Alvarez
Name: José Antonio Alvarez
Title: Executive Vice President